January 28, 2004

For further information,
Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

Walnut Creek, CA . . .

## BWC FINANCIAL CORP. DECLARES CASH DIVIDEND

BWC Financial Corp. announced that its Board of Directors has declared a quarterly cash dividend of $0.06 per share to be distributed on or about February 16, 2004, to shareholders of record as of February 6, 2004.

BWC Financial Corp. is the holding company for Bank of Walnut Creek and BWC Mortgage Services. Founded in 1980, the Bank's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional business center in San Jose. BWC Mortgage Services, with headquarters in San Ramon, has mortgage consultants in each Bank office.

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Nasdaq: BWCF
http://www.bowc.com